Exhibit 99.1

St. John's, NL – July 2, 2026

FORTIS INC. TO HOLD TELECONFERENCE AND WEBCAST ON JULY 31

TO DISCUSS SECOND QUARTER 2026 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its second quarter 2026 financial results on Friday, July 31, 2026. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required. Alternatively, individuals may pre-register for the call via the Corporation's website, www.fortisinc.com/investors/events-and-presentations. Upon registering, individuals will receive a calendar invite by email with dial in details and a unique access code enabling them to bypass the teleconference operator queue. Registration will remain open until the end of the teleconference.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until August 31, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 3388126#.

About Fortis

Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $77 billion as at March 31, 2026. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com